Exhibit 99.1

GORILLA TECHNOLOGY GROUP INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 26, 2024

NOTICE IS HEREBY GIVEN that Gorilla Technology Group Inc. (the “Company” or “Gorilla”), an exempted company incorporated under the laws of the Cayman Islands, will hold an Extraordinary General Meeting of shareholders at 9:00 a.m. ET on March 26, 2024 (the “Extraordinary Meeting”) via live webcast at http://viewproxy.com/gorillatech/2024/htype.asp.

The following proposals will be submitted to shareholders for approval at the Extraordinary Meeting:

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

1.	conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion, with effect as of the date the Board may determine but not later than December 31, 2024 unless The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date:

(i)	the authorized, issued, and outstanding ordinary shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating any whole number of ordinary shares that is not less than 2 Ordinary Shares and not more than 20 Ordinary Shares into 1 Ordinary Share, with such ratio to be determined by the Board in its sole discretion and with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”);

(ii)	no fractional Ordinary Shares be created in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon the Share Consolidation, the number of Ordinary Shares to be received by such shareholder be rounded down to the next highest whole number of Ordinary Shares; and

(iii)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

2.	the authorized share capital of the Company be increased to $75,000, with the maximum number of Ordinary Shares and the maximum number of preference shares in the capital of the Company (the “Preference Shares”) that the Company is authorized to issue being increased proportionately (the “Increase of Authorized Shares”) as determined by the Board in its sole discretion; and

(i)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Increase of Authorized Shares, if and when deemed advisable by the Board in its sole discretion.”

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Only holders of ordinary shares, par value $0.0001 each, at the close of business on February 29, 2024, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

A quorum of shareholders is necessary to hold a valid meeting. Abstentions and broker non-votes (i.e., shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Extraordinary Meeting.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary Meeting and at any adjournments or postponements of the Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting. If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the Extraordinary Meeting.

We want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

Jayesh “Jay” Chandan
Chairman of the Board

This Notice of Extraordinary General Meeting of Shareholders and Proxy Statement are first being distributed or made available, as the case may be, on or about March 7, 2024.

GORILLA TECHNOLOGY GROUP INC.

PROXY STATEMENT FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 26, 2024

This proxy statement (the “Proxy Statement”) is being furnished by and on behalf of the board of directors (the “Board” or the “Board of Directors”) of Gorilla Technology Group Inc. (the “Company,” “we,” “us,” or “our”), in connection with the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”).

RECORD DATE AND SHARE OWNERSHIP

Holders of ordinary shares, par value $0.0001 per share, (“Ordinary Shares”) as of the close of business on February 29, 2024, Eastern Time (the “Record Date”), are entitled to vote at the Extraordinary Meeting. As of March 4, 2024, 80,265,025 of our Ordinary Shares, were issued and outstanding.

PROPOSALS TO BE VOTED ON

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

1.	conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion, with effect as of the date the Board may determine but not later than December 31, 2024 unless The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date:

(i)	the authorized, issued, and outstanding ordinary shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating any whole number of ordinary shares that is not less than 2 Ordinary Shares and not more than 20 Ordinary Shares into 1 Ordinary Share, with such ratio to be determined by the Board in its sole discretion and with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”);

(ii)	no fractional Ordinary Shares be created in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon the Share Consolidation, the number of Ordinary Shares to be received by such shareholder be rounded down to the next highest whole number of Ordinary Shares; and

(iii)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

2.	the authorized share capital of the Company be increased to $75,000, with the maximum number of Ordinary Shares and the maximum number of preference shares in the capital of the Company (the “Preference Shares”) that the Company is authorized to issue being increased proportionately (the “Increase of Authorized Shares”) as determined by the Board in its sole discretion; and

(i)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Increase of Authorized Shares, if and when deemed advisable by the Board in its sole discretion.”

The board recommends a vote “FOR” each proposal from Proposals No. 1-2.

VOTING AND SOLICITATION

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve each of the proposal. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

TIME AND LOCATION

The Extraordinary Meeting will be held at 9:00 a.m. ET on March 26, 2024 via live webcast. You will be able to attend the Extraordinary Meeting and submit questions during the meeting by first registering at http://viewproxy.com/gorillatech/2024/htype.asp. You will receive a meeting invitation by e-mail with your unique join link along with a password prior to the meeting date. Shareholders will be able to listen, vote and submit questions during the virtual meeting. On the day of the meeting, as a beneficial holder you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the meeting and using the control number that is assigned to you once legal proxy is received. As a registered holder, all you will need is the control number on your proxy card or notice to vote during the virtual meeting.

QUORUM

A quorum must be present at the Extraordinary Meeting in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than a majority of the voting power of ordinary shares in issue carrying a right to vote at such general meetings of the Company constitutes a quorum. If you sign and return your paper proxy card or authorize a proxy to vote electronically or telephonically, your shares will be counted to determine whether we have a quorum even if you fail to vote as indicated in the proxy materials.

If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

VOTING

If you are a shareholder of record, there are four ways to vote:

1.	by Internet-You can vote over the internet at www.AALvote.com/GRRR by following the instructions on the Notice and Access Card or proxy card;

2.	by Telephone-You can vote by telephone by calling 1 (866) 804-9616 and following the instructions on the proxy card;

3.	by Mail-You can vote by mail by signing, dating and mailing the proxy card; or

4.

at the Extraordinary Meeting- As a beneficial holder, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com during the registration process, in advance of the meeting. You will then receive a control number to vote during the meeting. As a registered holder, you will need the 11-digit control number provided on your Notice and Access Card, your proxy card or the instructions that accompanied your proxy materials.

Telephone and internet voting facilities for shareholders of record will be available 24 hours a day and will close at 9:00 a.m. ET on March 26, 2024. A proxy card sent by mail must be received no later than March 22, 2024. Even if you plan to attend the Extraordinary Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

LIVE ATTENDANCE

Shareholders of record of our Ordinary Shares as of the close of business on the Record Date are entitled to participate in the Extraordinary Meeting by attending via live webcast. You will be able to attend the Extraordinary Meeting, submit questions and vote during the meeting via live webcast by first registering at http://viewproxy.com/gorillatech/2024/htype.asp. You will receive a meeting invitation by e-mail with your unique join link along with a password prior to the meeting date. Shareholders will be able to listen, vote and submit questions during the virtual meeting. On the day of the meeting, as a beneficial holder, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com during the registration process, in advance of the meeting. You will then receive a control number to vote during the meeting. As a registered holder, you will need the 11-digit control number provided on your Notice and Access Card, your proxy card or the instructions that accompanied your proxy materials.

Instructions on how to connect and participate via the internet, including how to demonstrate proof of share ownership, are posted at http://viewproxy.com/gorillatech/2024/htype.asp.

Both shareholders of record and street name shareholders will be able to attend the Extraordinary Meeting via live audio webcast, submit their questions during the meeting and vote their shares electronically at the Extraordinary Meeting.

If you are a registered holder, your virtual control number will be on your Notice of Internet Availability of Proxy Materials or proxy card.

If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares during the meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the meeting (but will not be able to vote your shares) so long as you demonstrate proof of share ownership. Instructions on how to connect and participate via the internet, including how to demonstrate proof of share ownership, are posted at http://viewproxy.com/gorillatech/2024/htype.asp. On the day of the meeting, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the meeting.

REVOCATION OF PROXY OR CHANGE OF VOTE

Whether you have voted by internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

1.	sending a written statement to that effect to the attention of our Company Secretary at our corporate offices, provided such statement is received no later than March 22, 2024;

2.	voting again by internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. ET on March 25, 2024;

3.	submitting a properly signed proxy card with a later date that is received no later than March 22, 2024; or

4.	attending the Extraordinary Meeting, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy at the Extraordinary Meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Your most recent proxy card or telephone or internet proxy is the one that is counted. Your attendance at the Extraordinary Meeting by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted at the Extraordinary Meeting.

PROPOSAL 1

TO APPROVE THE SHARE CONSOLIDATION

General

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to authorize the Board to effect a Share Consolidation of the Company’s ordinary shares at a specific ratio, ranging from one-for-two to one-for-twenty on the effective date as determined by the Board.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board will have the authority and discretion to pass resolutions to implement the Share Consolidation at any time after the approval of the Share Consolidation and prior to December 31, 2024, unless The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, the CUSIP of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our securities) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will receive no consideration in lieu of the fractional share that would have resulted from the Share Consolidation.

Reasons for the Share Consolidation

On November 3, 2023, Gorilla received a letter (the “Notification Letter”) from the Listings Qualifications Department of the Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Ordinary Shares for the 30 consecutive business days from September 22, 2023 to November 2, 2023, the Company no longer met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until May 1, 2024 (the “Compliance Period”), to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days, and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the Compliance Period. As of March 7, 2024, the Company has not regained compliance yet. The Board deems it is in the best interests of the Company and the shareholders to have the authority if necessary to complete a Share Consolidation so as to increase the probability that the Company will meet the minimum bid price requirement. In the event the Company regains compliance with the Nasdaq rule prior to effecting the Share Consolidation, the Board may elect to not pursue the Share Consolidation.

In addition, the Board also believes that the increased market price of our Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Ordinary Shares and may encourage interest and trading in our Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Share Consolidation

If Proposal No. 1 is approved by shareholders and the Board will have the discretion to determine whether it is in the best interests of the Company and its shareholders to move forward with the Share Consolidation. If the Board decides to proceed with the Share Consolidation, the Approved Combination Ratio will be determined by the Board, in its sole discretion. However, the Approved Combination Ratio will not be less than a ratio of one-for-two (1:2) or exceed a ratio of one-for-twenty (1:20). In determining which Approved Combination Ratio to use, the Board will consider numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the Approved Consolidation Ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Board will also consider the impact of the Approved Consolidation Ratios on investor interest. The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of shares of Ordinary Shares issued and outstanding as of March 4, 2024, after completion of the Share Consolidation, we will have between approximately 4,013,251 and approximately 40,132,512 shares of Ordinary Shares issued and outstanding, depending on the Approved Combination Ratio selected by the Board.

Principal Effects of the Share Consolidation

After the effective date of the proposed Share Consolidation, each shareholder will own a reduced number of shares of our Ordinary Shares. Except for adjustments that may result from the treatment of fractional shares as described below, the proposed Share Consolidation will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the holders of our Ordinary Shares and Preference Shares will not be affected by the proposed Share Consolidation (other than as a result of cancellation in lieu of a distribution of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our Ordinary Shares immediately prior to a Share Consolidation would continue to hold 2% of the voting power of the outstanding shares of our Ordinary Shares immediately after such Share Consolidation. The number of shareholders of record also will not be affected by the proposed Share Consolidation, except to the extent that any shareholder holds only a fractional share interest and such interest is cancelled after the Share Consolidation.

If the Share Consolidation is approved by our Shareholders and our Board decides to implement the Share Consolidation, proportionate adjustments will be made to (i) the conversion price of all outstanding Preference Shares, such that the conversion price will increase causing the number of Ordinary Shares then underlying the Preference Shares to decrease, (ii) the number of Ordinary Shares subject to all then-outstanding equity awards and warrants, such that fewer shares would underly such awards and warrants, (iii) the exercise price of all then-outstanding options and warrants, such that the per share exercise price of each such option and warrant would be increased and (iv) the number of Ordinary Shares available for issuance under our 2023 Omnibus Incentive Plan, such that fewer shares will be subject to such plan. The number of authorized, issued and outstanding Preference Shares shall not be adjusted, nor will their par value be adjusted, as a result of the Share Consolidation.

The following table contains information relating to our outstanding Ordinary Shares and the estimated per share trading price following a 1:2 to 1:20 Share Consolidation, without giving effect to any adjustments for fractional shares of Ordinary Shares or the issuance of any derivative securities, as of March 4, 2024.

	Before Share Consolidation	Consolidation Ratio of 1 to 2	Consolidation Ratio of 1 to 10	Consolidation Ratio of 1 to 20
Ordinary Shares outstanding(1)	80,265,025	40,132,512	8,026,502	4,013,251
Price per ordinary share(2)	$0.8841	$1.768	$8.841	$17.68

(1)	Excludes 2,814,895 treasury shares currently held in escrow but does include earnout shares currently held in escrow.
(2)	Assuming a current price of $0.8841 per share, the closing price of the Company’s Ordinary Shares on Nasdaq on March 1, 2024, and assuming that the Share Consolidation has no effect on the Company’s total market capitalization.

Risks Associated with the Share Consolidation

Factors such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Ordinary Shares. As a result, there can be no assurance that the total market capitalization of our Ordinary Shares after the Share Consolidation will be equal to or greater than the total market capitalization before the Share Consolidation or that the per share market price of our Ordinary Shares following the Share Consolidation will increase in proportion to the reduction in the number of Ordinary Shares outstanding before the Share Consolidation. A decline in the market price of our Ordinary Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a Share Consolidation, and the liquidity of our Ordinary Shares could be adversely affected following such a Share Consolidation.

In addition, the Share Consolidation may increase the number of shareholders who own odd lots (less than 100 shares). Any shareholder who owns fewer than 200 to 2,000 Ordinary Shares, depending on the final ratio, prior to the Share Consolidation will own fewer than 100 Ordinary Shares following the Share Consolidation. Shareholders who hold odd lots may experience an increase in the cost of selling their shares and may have greater difficulty in effecting sales.

Book-Entry Shares

If the Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. Depending on the size of the Share Consolidation the Board decides to implement, the stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of our Ordinary Shares.

Right to Abandon Share Consolidation

The Board may, in its sole discretion, choose not to proceed with the Share Consolidation, even if shareholders have voted in favor of Proposal 1 (the Share Consolidation).

Resolutions

The Board proposes to solicit shareholder approval to effect a combination of the Company’s authorized and issued share capital, at a ratio of not less than one-for-two and not more than one-for-twenty, at any time prior to December 31, 2024, unless The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to consolidating the authorized share capital of the Company are:

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

1.	conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion, with effect as of the date the Board may determine but not later than December 31, 2024 unless The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date:

(i)	the authorized, issued, and outstanding ordinary shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating any whole number of ordinary shares that is not less than 2 Ordinary Shares and not more than 20 Ordinary Shares into 1 Ordinary Share, with such ratio to be determined by the Board in its sole discretion and with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”);

(ii)	no fractional Ordinary Shares be created in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon the Share Consolidation, the number of Ordinary Shares to be received by such shareholder be rounded down to the next highest whole number of Ordinary Shares; and

(iii)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Consolidation.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 1

PROPOSAL 2

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARES

General

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital to $75,000 (after giving effect to the Share Consolidation, if applicable).

For example, assuming that the Board effectuates a Share Consolidation at ratio of 1:10, the authorized share capital of the Company will become $25,000, divided into 24,500,000 ordinary shares of par value $0.001 per share par value each and 5,000,000 preference shares of par value $0.0001 per share. Immediately following the Share Consolidation, the Company will increase its authorized share capital to be $75,000, divided into 73,500,000 ordinary shares of par value $0.001 per share par value each and 15,000,000 preference shares of par value $0.0001 per share.

While only about one-third of the Company’s authorized Ordinary Shares are issued and outstanding, the Company is required to establish reserves for potential issuances of Ordinary Shares that have been approved by the Board under various agreements, even such issuance is remote or unlikely or in excess of the amount of Ordinary Shares currently issuable under such agreement. Between reserves established for Ordinary Shares underlying the Company’s outstanding Preference Shares, warrants, incentive plans, and the Company’s at-the-market offering, the Company currently has limited flexibility to establish reserves in connection with future financings. Thus, the Board believes it is in the best interests of the Company and its shareholders to approve the Increase of Authorized Shares.

The Increase of Authorized Shares must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company are:

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

2.	the authorized share capital of the Company be increased to $75,000, with the maximum number of Ordinary Shares and the maximum number of preference shares in the capital of the Company (the “Preference Shares”) that the Company is authorized to issue being increased proportionately (the “Increase of Authorized Shares”) as determined by the Board in its sole discretion; and

(i)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Increase of Authorized Shares, if and when deemed advisable by the Board in its sole discretion.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Increase of Authorized Shares.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 2, TO APPROVE THE INCREASE OF AUTHORIZED SHARES OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 2

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Our Annual Report on Form 20-F filed with the SEC on April 28, 2023 and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov. Such information is not incorporated by reference into this Proxy Statement, and you should not consider such information to be part of this Proxy Statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.